SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MONUMENTAL MARKETING INC

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   615331 10 5
                                 (CUSIP Number)

                                   Mark Zegal
                                 1748 54th Street
                            Brooklyn, New York 11204
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 22, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                                 -----------------
CUSIP NO.  615331 10 5                                         PAGE 2 OF 5 PAGES
------------------------------                                 -----------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Zegal & Ross Capital
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (A) |_|

        (B) |X|
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   CO

--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

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                7     SOLE VOTING POWER

                         2,233,333
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               2,233,333
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      - 0 -

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,233,333

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       The Reporting Person owns 9.72% of the shares outstanding.

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                                 -----------------
CUSIP NO.     615331 10 5                                      PAGE 3 OF 5 PAGES
------------------------------                                 -----------------

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of MONUMENTAL MARKETING, INC. (the
          "Corporation").   The  Corporation's  principal  executive  office  is
          located at    5905 Johns Road, Tampa, Florida 33634


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Statement is being filed by Zegal & Ross Capital (the "Reporting Person").

          (b)  The business address of the Reporting Person is:
               1748 54th Street
               Brooklyn, New York 11204

          (c) The Reporting Person's present principal occupation is: Business and corporate consulting

          (d) During the last five years, the Reporting person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

                                  SCHEDULE 13D

------------------------------                                 -----------------
CUSIP NO        615331 10 5                                    PAGE 4 OF 5 PAGES
------------------------------                                 -----------------

          (f)  The principal of the Reporting Person is a resident of Israel.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person purchased such shares reported hereunder in a private transaction and used corporate funds of the Reporting entity to purchase such shares.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of April 15, 2005 the Corporation had issued and outstanding a total of 24,000,000 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 2,233,333 shares of Common Stock or 9.7% of the issued and outstanding Common Stock.

          (b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,233,334 shares of Common Stock and sole power to dispose of, or to direct the disposition of 2,233,333 shares of Common Stock.

          (c) The Reporting Entity acquired the shares through a private purchase transaction.

                                  SCHEDULE 13D

------------------------------                                ------------------
CUSIP NO.   615331 10 5                                        PAGE 5 OF 5 PAGES
------------------------------                                ------------------


          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Exhibit 99 -  Form of Restricted Stock Purchase Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005


                                               By: /s/ Mark Zegal
                                                 -------------------------------
                                                   Zegal & Ross Capital
                                                   Mark Zegal, Principal